UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 3, 2022

DIAMONDHEAD HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39936	85-3460766
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

250 Park Ave, 7th Floor New York, New York	10177
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 572-6260

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value and one-fourth of one redeemable warrant	DHHCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DHHC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DHHCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 hereto and incorporated by reference herein is the transcript of an investor call discussing the proposed business combination between DiamondHead Holdings Corp. (“DHHC”) and Great Southern Homes, Inc. (“GSH”) that was released October 3, 2022.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Current Report on Form 8-K relates to a proposed transaction involving GSH and DHHC. In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This Current Report on 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
99.1	Transcript of Investor Call, posted on October 3, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 3, 2022

DIAMONDHEAD HOLDINGS CORP.

By:	/s/ David T. Hamamoto
Name:	David T. Hamamoto
Title:	Co-Chief Executive Officer

Exhibit 99.1

United Homes Group, Inc. (UHG) Investor Call

Date: October 3, 2022

<<Allen Hutto, Vice President of Governmental Affairs, Great Southern Homes>>

Good afternoon everyone. I'm Allen Hutto with Great Southern Homes, also referred to as GSH. And I'd like to welcome you to today's Investor Call. In connection with the business combination with DiamondHead Holdings, the combined company will change its name to United Homes Group, also referred to you as UHG. We'll be going through a slide deck that's on our website. And if you would like to pull that up and refer to it, you can go to unitedhomesgroup.com to access the presentation.

We're very excited about what we think is the promising future at UHG and we've got some of our executive team and our board members here to tell you a little bit more about that. Joining us today is going to be Michael Nieri, who is the Founder, CEO, President and Chairman of the board at GSH, and will have the same roles at UHG. We have David Hamamoto, who is the Chairman and Co-CEO of DiamondHead Holdings, our SPAC partner, and will also be a UHG board member. We have Tom O'Grady, at GSH and Future UHG board member and future UHG Chief Administrative Officer; Shelton Twine, GSH and future UHG Chief Operating Officer; and Keith Feldman, Chief Financial Officer of DiamondHead Holdings, who will continue as the UHG CFO post-closing of the transaction.

The information discussed today is qualified in its entirety by the Form 8-K including the exhibits hereto that was filed by DiamondHead on September 12th and September 29, 2022. And that may be accessed on the SEC's website at sec.gov. Please note that the press releases issued by DiamondHead and Great Southern Homes on September 12th and September 29, 2022, can also be found on the United Homes Group website at unitedhomesgroup.com. The investor presentation that will be presented as part of today's discussion is publicly available as an exhibit to the Form 8-K filed on September 12th and posted on the diamondheadholdings.com website. Please carefully review the disclaimers included therein and refer to that as the guide for today's call. In particular, I would like to remind you this call contains forward-looking statements, including among others DiamondHead and Great Southern Homes expectations of future financial and business performance and conditions, the outlook of the home building industry, the satisfaction of closing conditions to the proposed transaction and the expected timing and completion of the proposed transaction.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, some of which are beyond the control of the parties, and they are not guarantees of performance. DiamondHead and Great Southern Homes are under no obligation and expressly disclaim an obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by the applicable securities laws. You're encouraged to read the Form 8-Ks and the accompanying press releases and investor presentation, as well as DiamondHead's other filings with the SEC for discussion of the risks that can affect the proposed business combination and the businesses of DiamondHead and Great Southern Homes before and after the completion of the proposed transaction.

This call is for information purposes only and shall not constitute an offer to sell or solicitation of proxies to approve or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws in such jurisdiction. No offer of the securities shall be made except by means of proxy statement or prospectus meeting the requirements of Section 10 of the Securities Act.

So with the introductions and the formalities out the way, I'm going to turn things over to David Hamamoto. Mr. Hamamoto, over to you.

<<David Hamamoto, Chairman and Co-Chief Executive Officer, DiamondHead Holdings>>

Thanks, Allen, and good afternoon everyone. Welcome to our call to discuss the merger of DiamondHead Holdings with Great Southern Homes, which will be renamed United Homes Group. We're excited to be merging with Great Southern Homes, one of the top private home builders in the Southeast that has a 20 year history and a proven track record of building and selling homes at industry-leading margins. As you know, the Southeast is an area of the country benefiting from extremely strong demographic trends. In addition, the business generates significant cash flow and has only a modest level of debt. The combined company will use a land-light operating model, which compared to the traditional home builder operating model has a lower risk profile and generate significantly higher returns on capital. And as you know, these positive attributes result in land-light builders being valued in the public markets at higher multiples than traditional land-heavy builders.

The company focuses on the attractive entry level and first move up segment of the market and will benefit from the attractive long-term industry tailwinds, namely the National Association of REALTORS estimate of an approximately 600 million home supply shortage in the United States, but I'm most excited about the team that will operate and grow the business both organically and through accretive M&A. Michael Nieri is the Founder and the CEO of Great Southern Homes and has a goal and vision to leverage his 160 person plus team's expertise in South Carolina to other contiguous southeastern states both organically and through M&A. I'm excited to be partnering with Michael to lead and grow United Homes. With over 40 years of experience as a real estate investor and a former public company CEO and Chairman, I believe my complementary skills will enable us to capitalize on some of the near term headwinds in the market and opportunistically grow the business. Michael and I are both committed to this business for the long-term, and I'm excited for you to hear from him now. Michael?

<<Michael Nieri, Chairman, President & Chief Executive Officer, United Homes Group, Inc.>>

Thank you, David. Good afternoon to everybody and thank you for joining our call. I'm Michael Nieri, Founder, Chairman and CEO of Great Southern Homes. Now let's move to Slide 7 and give you a little bit of background on me. I'm a 1986 graduate of Clemson University and graduated in the building science program. I spent the first 10 years of my career in various construction management roles before setting out to start my own company. I built a few higher end homes prior to 1996, but quickly found my niche in building more affordable production style homes. Over the past 20 years, I've focused on being the low cost producer in our markets, value engineering our product to meet demand and affordability requirements of our customer base. We've been recognized for our organic growth over the past 20 years. And in 2022, we became the largest private builder in the State of South Carolina based on the number of closings through the first half of the year. But I don't live in the past, I live in the future. My goal with this transaction in United Homes is to become one of the top public home builders over time. I call myself the Chief Growth Officer and that's what my job will be over the next decade or more.

Looking now at the next Slide 8, this is our roadmap for future growth. We expect to build off of our organic growth with the acquisition of smaller builders in our existing and targeted markets. We are currently in discussions with a number of private builders that build anywhere between 200 and 800 homes per year. While there can be no assurances that these acquisitions will come to fruition, in our view, we are the buyer of choice for this group. As a builder, I speak their language, I understand their challenges and United Home Building Group wants and needs their people, which is a big difference from the larger public builders. We're offering these owners a chance to stay involved and meaningfully contribute to the combined company's future success as a public company. So this will be an exciting journey over the next few years.

Back to you, David.

<<David Hamamoto, Chairman and Co-Chief Executive Officer, DiamondHead Partners>>

Okay. On Slides 9 and 10, I'll talk a little bit more about the land and light model. As I said it provides us with a more attractive operating model, which should enable us to outperform traditional home builders because of our lower risk and higher ROEs. Rather than owning land on our balance sheet, we control our land supply through options and currently have options on over 11,000 lots at attractive prices with a number of land banking counterparties.

And rather than having to take capital intensive and long duration land development risk, we will take down finish lots, enabling us to decrease the development time and increase our return on invested capital.

And as you can see on Page 10, other than NVR, we own less lots as a percentage of total lots controlled than other public home builders. The land and light model provides us with optionality. We don't have to take down option land unless it's going to be profitable to build at that basis. And as a result of this, unlike traditional builders land and light home builders have maintained positive growth operating margins throughout the various economic cycles.

<<Michael Nieri, Chairman, President & Chief Executive Officer, United Homes Group, Inc.>>

So I'll take it from here David. Looking at Slide 11 in this map of the southeast, we're targeting our expansion in 10 of the 15 fastest growing cities in the country. Currently, we are active in the Carolinas in Georgia, and we think both the I-85 and the I-40 corridors from Virginia to Alabama, and from North Carolina through Tennessee are poised for decades of future growth with significant in migration. Over the next 10 years we think you are going to see a tremendous growth within a 50 miles either side of those interstate corridors.

On Slide 12, I wanted to take a quick minute to highlight our management team. Shelton Twine, our COO has been with us for over 20 years, having had various positions in the organization. Keith Feldman has been with David for over 15 years and has been a public company CFO at one of the NorthStar REITs. Tom O'Grady is a very accomplished corporate attorney. He is our Chief Administrative Officer and board member. He has been very instrumental in preparing us to be a public company. Also, I want to highlight Dan Goldstein, the EVP of Finance. He bolsters our financial team and has had experience with both public home building and public reach.

Next on Slide 13, we show the first six month comparisons over the past couple of years highlighting again, healthy and consistent growth over time. And you can see that we have generated a 30% compounded annual growth rate based on the total value of closings over this time period. David?

<<David Hamamoto, Chairman and Co-Chief Executive Officer, DiamondHead Partners>>

Thanks Michael. I would like to talk briefly about the macro environment. We believe the macro trends in the housing market overall and particularly the demographics in the southeast are very positive for our business. I mentioned the 2021 study by the National Association of REALTORS, which suggests the six million housing unit shortage in the U.S. The current annual production rate of just under one million units a year is insufficient to satisfy that pent-up demand for many years. So we should be a beneficiary of this macro supply demand imbalance.

In addition, high rental rates and the work-from-home trend will continue to be positive for home builders. The population growth and job growth in the Southeast is projected to continue due to migration from more expensive Northeast and Midwest markets.

We believe the single-family, build-to-rent market is an area that will help us scale and we talk about that on Slide 19. There has been a considerable amount of capital committed, an estimated $50 billion specifically for buying homes for the rental segment of the market, demonstrating its institutionalization over the last 10 years. This should enable us to create programmatic ventures where we build housing communities specifically for a single family rental owner operator who commits upfront to buying entire communities as homes are completed.

Our COO, Shelton Twine, will now go over the company's operational overview. Shelton?

<<Shelton Twine, Chief Operating Officer, Great Southern Home>>

Thank you, David. If you are following along, we're on Page 21. And on this slide we're going to take a look at UHG’s core product, and how it's focused on affordability and aligns with consumer demand.

Looking at this chart, you'll see entry-level and first move-up buyers make up nearly 80% of our total closings in 2021. Buyers of entry-level homes are driven more by life-changing events than select macro factors like rising interest rates.

Moving to Slide 23, I'd like to point out two main takeaways on this slide. First on the chart to the left, you will see how it illustrates the fact that UHG will tie up far less capital per home closing. This is key because as you see on the chart below, land lite companies did not lose money and remained profitable throughout the last downward cycle.

Taking a look at build-to-rent, UHG is well positioned to capitalize on significant BTR opportunities. We've recently contracted to sell a 41 unit BTR deal in Columbia, South Carolina, we are currently marketing another opportunity in the upstate of South Carolina and we are working on a third possible new deal in the Asheville, North Carolina market. This is just the beginning of what could be a huge source of annual sales.

Moving to Slide 25, this is a case study of Walnut Creek. This is a great example of our core product located in the Midlands of South Carolina. Walnut Creek began construction in 2019. The community consisting of 137 lots, has closed 132 homes to-date, averaging 3.6 home closings per month and an average sales price of $273,000 based on actual closing since inception.

Typical Homes in this community range from 1,748 square feet to just over 3,000 square feet. Another great example is Harvest Glen. Harvest Glen is located in the Upstate of South Carolina. It consists of 160 lots, of which we have closed 89 homes to-date, averaging 4.9 home closings per month. Average sales price a year right at $280,000 based on actual closing since inception. Typical Homes and Harvest Glen range from 1,296 square feet to just over 3,000 square feet.

<<Michael Nieri, Chairman, President & Chief Executive Officer, United Homes Group, Inc.>>

I'll take Slide 27. I want to take a minute to highlight the people who will serve on our Board of Directors. We think it's a group of people ideally positioned to guide our growth in the coming years. I already touched on Tom O'Grady. Next up is Dr. Jim Clements, President at Clemson University and former President of West Virginia University.

Dr. Clements has done a great job moving Clemson forward over the last 10 years. He is very well connected in the Southeast and he's done a great job administratively with Clemson. Nikki Haley, next needs no introduction. The former Ambassador and Governor of South Carolina. She's pro business and pro South Carolina but also a great asset around regulation and strong proponent of United Homes.

Nextly, Alan Levine is a former President at Enterprise Rent-A-Car. He ran the biggest division in South Florida and became the first non-family member to become president in Enterprise.

Also next, Jason Enoch is a retired Deloitte partner and will chair our audit committee. Finally, Eric Bland is a well known and accomplished lawyer here in South Carolina and we're glad to have him on our team. And then of course, you guys know David and Michael Bayles with DiamondHead.

Next, Slide 29. Highlights again are four leaders of growth, organic growth supplemented by M&A, BTR relationships and our new mortgage JV. As mentioned earlier, we are having a number of conversations on the M&A front also. Again, small builders too young to retire but would greatly benefit from a larger balance sheet to grow their business. Therefore, they see the benefits of being part of a larger organization. They want to stay involved, they want to contribute and participate in future growth and they're good development partners. A number of these can lead development efforts in their respective geographic areas, which works well for us.

Slide 32 shows the illustrative opportunities of what modest market share gains can look like in our target markets. We've got over a 6.5 market share in South Carolina today and just showing a 1% market share in others and what it does to create meaningful opportunities. David?

<<David Hamamoto, Chairman and Co-Chief Executive Officer, DiamondHead Holdings>>

Let me briefly talk about the growth prospects for the company. We're extremely excited by the many different drivers that can generate earnings growth. Through the 11,000 lot options on our expanded land inventory, we can continue to grow organically. This is a result of both having more communities under development as well as the communities getting larger. So this should continue to drive the organic growth, but I also mentioned expanding the build to rent segment of our business with one or more institutional programmatic partners.

As Michael mentioned, we've also recently entered into the high margin consumer services business initially with our captive mortgage origination joint venture and we expect to eventually expand into insurance title and other service sectors. But I think most exciting for me are the potential M&A opportunities and the opportunity to buy smaller private home builders in other southeastern markets.

As Slide 30 shows, we think that we can buy private builders at EBITDA multiples that are meaningful discounts to where the public land light home builders trade, which offers very accretive growth opportunities for us and where our expertise, scale and systems can enhance the acquired company.

And we can also benefit from operating synergies. And as you would expect with some of the recent headwinds in the market, the number of interested sellers is increasing and offers us a wide array of expansion options. Of course, we'll be disciplined about making sure that the acquired company is a good fit, both in terms of their business model, particularly land-light, geography in the Southeast, and most importantly, the chemistry of the team and fitting into UHG’s business principles.

With that, I'll turn it back over to Shelton to talk more specifically about our recent entry into the consumer services business through our mortgage JV. Shelton.

<<Shelton Twine, Chief Operating Officer, Great Southern Home>>

Thank you, David. Moving ahead to Slide 35, our mortgage joint venture, Homeowner's Mortgage launched in June of 2022. Our partner is FBC Mortgage. They are partner of choice for both public and large private home builders when creating an in-house mortgage operation. We are currently set up on a broker model which required minimal capital and minimizes risk. We are already seeing early success with a 65% capture rate and look to generate $3 million in EBITDA in 2023 from the joint venture. Over time, we think we can increase capture rate to industry norms in both on additional revenue opportunities in time.

<<David Hamamoto, Chairman and Co-Chief Executive Officer, DiamondHead Holdings>>

I'll refer everyone to Slides 38 and 39 and let you know that our financial forecast does not incorporate any M&A or use of any proceeds from our merger and it’s specifically standalone. The characteristics of the business, very high margins and strong cash flow, are very attractive and aligned with what public market investors currently value.

As I said earlier, the steady growth is due to both a growing number of communities as well as larger communities in our core markets. Our financial metrics are very similar to the two other land light public builders. As you can see on Page 39, the other public land-light builders are NVR and Dream Finders. We believe that the land-light builders are best positioned to manage risk as the sector grows through some near-term headwinds associated with interest rate increases.

Our land-light model also positions us to continue to generate industry leading ROEs and higher growth in the future. We feel that our operating model is right for managing risk on the downside, but also for maintaining cash flow profitability and maintaining an industry-leading multiple. We’re extremely excited to be in front of you today. We appreciate your time. And now we’ll open it up for Q&A.

Q&A

<Q – Allen Hutto>: Thank you, Mr. Hamamoto. Our first question is, why are you going public in such a difficult market environment?

<A – Michael Nieri>: Hey, this is Michael Nieri. I’ll take that question. I’m not Warren Buffett, but I do remember his quote of “Be fearful when people are greedy and be greedy when people are fearful.” And right now there’s a lot of fearful people in this business based on the short macro interest rates and its affected sales, we all know that every builder’s experiencing it. But this is an opportune time for builders such as myself to go in, pitch to the smaller builders that want to get off personal guarantees, et cetera, to come plant their flag with us. So we feel like this is probably the best time ever really to go in. I understand how these guys think. I’ve been through it. It’s a rollercoaster ride a lot of times and I just know that these guys will do well with the additional resources that we can bring to them.

<Q – Allen Hutto>: Thank you, Mr. Nieri. Our second question is, how do you expect to maintain such high gross margins in 2023?

<A – Shelton Twine>: I’ll go ahead and take that one. This is Shelton. Really there’s two things that I’d like to speak to on that. First is on the production front. We have always value engineer our product and we continue to do so. One of our big factors has been a reduction of SKUs where possible to help streamline and move our product at faster cycle times. We’ve obviously seen some call savings in lumber and we’re also starting to see some savings from our subcontractors, so that will obviously help on the production front.

On the sales side, we’re getting back into an environment, we’re able to sell some more options. During COVID with supply constraints where they were, we really didn’t sell too many options and now that we’re getting back into that environment. We feel those additional options will be big drivers in our margin.

<Q – Allen Hutto>: Thank you, Mr. Twine. Our third question and Mr. Nieri, you touched on this briefly earlier. What is your pitch to smaller builders and why would they choose UHG versus other potential acquirers?

<A – Michael Nieri>: Thank you, Allen. The smaller builder fits in well, if you talk to a larger builder, they would call us a smaller builder. So we geographically fit in nicely with some of these other smaller builders that we’re looking at in the Carolinas. They’re almost like a bolt-on subdivision builder basically for us. And we can take their people, teach them our systems, hopefully drive margin and manage it as a smaller regional builder. At this point, until five years from now we’re a lot larger.

But it’s – these guys are – they’re all – the ones I’ve been talking to and age doesn’t have anything to do with it, but they’re about 10 years younger than me, they haven’t achieved the level that I’ve been able to achieve so far. But it’s really these guys look up to our success no different than I looked up to larger builders’ success over time. But I think that’s – that would be it.

<Q – Allen Hutto>: Thank you Mr. Nieri. All right. Our next question, this is about our customer mix. Are you servicing largely local buys that are moving out of rentals, or do you see a substantial number of relocation buys in your markets as well? And what percent are putting down cash versus financing their homes today?

<A – Shelton Twine>: In that question you really have to look at it, in our markets kind of really market specific. I’ll take the coastal market to start. That is a market where we are seeing more in migration. We have folks moving, wanting to get maybe down to warmer climates in the south, be a little bit closer to the coast. Those buyers do typically tend to maybe be a little bit more heavy on the cash purchase side. In terms of volume of our cash purchases, the majority of them do come down at the coast.

In terms of the other part of the question, which I believe was directed towards competing against rentals. We do feel being in that first time market that we’re well positioned. We obviously have folks coming in from rental properties. Even where rates are today we feel like we’re in a good spot. With our average price point on today’s rate, you’re still coming in at a price point that keeps you below current market rent. And that’s something we really train our sales staff on. So, I hope that helps and move on to the next question.

<Q – Allen Hutto>: All right. Thank you, Mr. Twine. Next question. Do you currently compete against public builders in your markets and do they have a cost advantage over your operations?

<A – Michael Nieri>: I’ll take that. Yes, we do. We welcome the public builders being in our market. We’ve typically had no problem competing with them. We’re able to drive costs out of our homes and typically we are under their price point on a square foot basis and also on a dollar basis. So we welcome that. We have a high quality home. We actually end up with some of their customers after they look at – the public they come over to us and purchase from us. So yeah, we welcome the competition from the other public builders.

<Q – Allen Hutto>: Thank you, Mr. Nieri. All right. Next question. Can you talk about what you’ve seen in the market in September to the extent that you can comment? Where are incentives prices relative to pre-pandemic levels and are buyers responding to these incentives?

<A – Shelton Twine>: When you look at incentives, you really have to look at it. You can't look at it with this broad brush across all of our markets. You really have to drill into specific submarkets and communities. We are starting to see some incentives come into play. A lot of them are driven around rate by downs, mortgage incentives and those are all things that we're trying to do.

We're obviously in the business, we're trying to move product every day. We're not sitting over here on the sidelines. But you really have to look at it community by community. So there's no broad brush answer to that. But yeah, we are seeing those incentives starting to come into the market.

<A – David Hamamoto>: And let me add one thing to that. We've actually seen in September. We had an almost a 10% increase in sales, average sales price. So we're seeing a different buyer, profile coming into the market so just wanted to add that.

<Q – Allen Hutto>: Thank you, gentlemen. Okay, next up what is the nature of your relationship with the entity that holds your lot?

<A – David Hamamoto>: Yeah, I'll take that. We have multiple counterparties in the land banking business, as I said earlier, 11,000 plus lots under option. The largest of the counterparties is an entity that we don't control, although Michael does have a financial interest in it. And the structure of that is such that we have, I would say state of the art flexibility in terms of, take downs and schedule. And we've looked at the basis of those lots and the lot option prices, and they're very, very much in the money.

And one of the things that as we expand, that we'll do is we are out also beginning to talk to potential investors about also investing into the land bank. So in order to continue to fuel the pipeline of lots, we need to continue to establish incremental relationships with additional land developers.

<Q – Allen Hutto>: Thank you, Mr. Hamamoto. All right. Next question, how will you maintain your Land-light strategy with the acquisitions you plan on making?

<A – David Hamamoto>: I'll take that. Aa lot of these guys that I've been talking with already want to kind of stay on as a developer, third-party developer, and that's kind of what they like doing in their business is they've evolved. They're in charge of the land portion, which of course is the most risk in this home building environment. So we're going to use some of our partners are going to be third-party developers for us. And then, we'll take the vertical side of the business and basically roll that up under United Homes and we'll run that and help them run their local shops.

<Q – Allen Hutto>: Thank you, sir. Mr. Hamamoto, I believe this next one's going to be for you. Will the DiamondHead team have a management role going forward?

<A – David Hamamoto>: Yeah, I think as we said earlier Keith Feldman, who's the CFO of DiamondHead and has worked for me for 15 years including as the CFO of the NorthStar European REIT will become the CFO of UHG. My role will be as a board member and investor in the company. You may have seen that the sponsor group is buying $25 million of stock as part of the transaction, but I will be a board member, but very active in the strategic endeavors of the company.

<Q – Allen Hutto>: All right. Thank you, Mr. Hamamoto. All right. The next question is, do we have any plans to operate the business differently from other builders? Most operate the same as they have for decades?

<A – David Hamamoto>: I think that, the main thing is that, we've chosen this Land-light operating model, which again, as I said it's a combination of managing risk on the downside, but generating higher returns on the upside. And there aren't that many of those, and I think, I forget which slide it was, but we showed the land inventory that we have on our books relative to the other builders, and I think we're the second lowest.

I think the other thing is that given our relative size to the other builders, we believe that we're in a position to really grow a lot faster than the big guys. For the big guys to move the needle, it takes huge acquisitions or huge organic growth. And for us, we have built in growth through our land inventory, but we believe that, doing something more programmatic on the Build-to-Rent side could be a big driver of moving the needle on earnings growth.

And then similarly given the environment for M&A and the number of interested sellers, we believe M&A can really move the needle for us. So I think those would be the differentiating factors.

<Q – Allen Hutto>: Thank you, Mr. Hamamoto. Next question on the single family rental side, what percent of your business, I guess is what we call mom-and-pop versus institutional investors today? And are you currently working with institutions to have a more programmatic setup going forward?

<A – Shelton Twine>: Yeah, I'll take that one. We have in the past worked with some mom-and-pop investors that have come into communities and will maybe take out, the last 10 and the subdivision. We are currently working on some large institutional deals. We are actually just starting to deliver some homes coming up this fourth quarter on a project in Columbia, South Carolina. And then we are looking to expand on that to where it becomes probably in the neighborhood of, maybe 15% of our business or maybe slightly more through those programmatic relationships.

<<Allen Hutto, Vice President of Governmental Affairs, Great Southern Homes>>

Well, thank you Mr. Twine. I believe that wraps up our question-and-answer session for the day. I'd like to thank everyone for joining us. And again, if you need more information, you can go to the unitedhomesgroup.com website or diamondheadholding.com website. And with that, I think we will wrap up things for the day. Again, thank you for participating.